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                              October 13, 2023

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
25, 2023
                                                            CIK No. 0001990354

       Dear Matthew R. A. Heiman:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       References to prior comments refer to our letter dated September 20, 2023.

       Draft Registration Statement on Form S-1 filed September 25, 2023

       Our Market Opportunity, page 4

   1. We note your response to prior comment 4 regarding your reference to a third-party commissioned report
providing support for your TAM, growth rate projections and market share. Please identify
the author and/or creator of this report, the title of the report, and the date the report was
issued. Further, please provide an appropriate consent pursuant to
                                                        Rule 436. Clarify if
this report is the same one referenced on page 6 for your client satisfaction
statistics. If not, please provide similar disclosures for this report as well.
 Matthew R. A. Heiman
FirstName LastNameMatthew  R. A. Heiman
Waystar Holding  Corp.
Comapany
October 13,NameWaystar
            2023       Holding Corp.
October
Page 2 13, 2023 Page 2
FirstName LastName
Management   s discussion and analysis of financial condition and results of operations
Key performance metrics and non-GAAP financial measures, page 66

2. We note your response to comment 10. However your current disclosure states, "The number of clients from whom we generate over $100,000 of revenue has grown from 733 in the twelve months ended March 31, 2021 to 1,023 in the twelve months ended June 30,
         2023." Please include a table in Key Performance Metrics that shows the number of clients from whom you generate over $100,000 in revenue for each period presented.
         Showing this statistical measure for each period presented will allow readers to analyze your growth rates for each period.
Critical accounting policies and use of estimates
Goodwill and long-lived assets, page 74

3. We note your response to comment 12 and the new disclosure added to page 73. You state that prior assessments have indicated the fair value exceeds the carrying value for the reporting units with reasonable headroom. Please disclose when the prior assessments were performed. Disclose any other indicators considered that supported your qualitative assertion. Also, tell us your reason for performing a quantitative assessment every fourth year and how that aligns with accounting guidance.
Notes to consolidated financial statements
2. Summary of significant accounting policies
Revenue Recognition, page F-9

4. On page 62 you disclose that the overall increase in revenue was the result of a $25.0 million increase from provider solutions and a $17.3 million increase from patient payments. In this regard, please expand your revenue recognition disclosure to explain why patients payments are included in revenue. Disclose who is your customer. Refer to your basis in accounting literature.
General

5. We note that you provide your revenue for the fiscal year ended December 31, 2022 in your graphics page in the forepart of your prospectus. Please include your net losses for the same period with equal prominence. Further, please clarify the period or dates yours number of Clients and Annual Healthcare Payment Transaction statistics were measured.
6. Your graphics page refers to you having "Industry Leading Technology at Scale." Please clarify the basis for this statement either on your graphics page or in your prospectus summary.
 Matthew R. A. Heiman
FirstName LastNameMatthew  R. A. Heiman
Waystar Holding  Corp.
Comapany
October 13,NameWaystar
            2023       Holding Corp.
October
Page 3 13, 2023 Page 3
FirstName LastName
       Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Brentani, Esq.